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EXHIBIT 99.2

ALLMERICA FINANCIAL CORPORATION

IMPORTANT FACTORS REGARDING FORWARD-LOOKING STATEMENTS


   The Company wishes to caution readers that the following important factors, among others, in some cases have affected the Company's results and in the future could cause actual results and needs of the Company to vary materially from forward-looking statements made from time to time by the Company on the basis of management's then-current expectations. The businesses in which the Company is engaged are in rapidly changing and competitive markets and involve a high degree of risk, and accuracy with respect to forward looking projections is difficult.


Geographic Concentration in the Property and Casualty Insurance Business

   Substantially all of the Company's property and casualty insurance subsidiaries net premiums written and earnings are generated in Michigan and the Northeast (Connecticut, Maine, Massachusetts, New York, New Jersey, New Hampshire, Rhode Island and Vermont). The revenues and profitability of the Company's property and casualty insurance subsidiaries are therefore subject to prevailing economic, regulatory, demographic and other conditions, including adverse weather, in Michigan and the Northeast.


Cyclicality in the Property and Casualty Insurance Industry

   Historically, the property and casualty insurance industry has been highly cyclical. The property and casualty industry's profitability can be affected significantly by price competition, volatile and unpredictable developments such as extreme weather conditions and natural disasters, legal and regulatory developments affecting insurer liability, extracontractual liabilities and the size of jury awards, medical and other costs, fluctuations in interest rates and other factors that affect investment returns and other general economic conditions and trends that may affect the adequacy of reserves.

   Over the past several years, the property and casualty insurance industry as a whole has been in a soft market. Competition for premiums in the property and casualty insurance markets may continue to have an adverse impact on the Company's rates and profitability.


Catastrophe Losses in the Property and Casualty Insurance Industry

   Property and casualty insurers are subject to claims arising out of catastrophes, which may have a significant impact on their results of operations and financial condition. The Company may experience catastrophe losses in the future which could have a material adverse impact on the Company. Catastrophes can be caused by various events including hurricanes, earthquakes, tornadoes, wind, hail, fires, severe winter weather and explosions, and the frequency and severity of catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of two factors: the total amount of insured exposure in the area affected by the event and the severity of the event. Although catastrophes can cause losses in a variety of property and casualty lines, homeowners and commercial property insurance have in the past generated the vast majority of the Company's catastrophe-related claims. The Company purchases catastrophe reinsurance as protection against catastrophe losses. The Company believes, based upon its review of its reinsurers' financial statements and reputations in the reinsurance marketplace, that the financial condition of its reinsurers is sound. However, reinsurance is subject to credit risks (including over-concentration within the industry), and there can be no assurance that reinsurance will be adequate to protect the Company against such losses or that such reinsurance will continue to be available to the Company in the future at commercially reasonable rates.

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Uncertainty Regarding Adequacy of Property and Casualty Loss Reserves

   The Company's property and casualty insurance subsidiaries maintain reserves to cover their estimated ultimate liability for losses and loss adjustment expenses ("LAE") with respect to reported and unreported claims incurred as of the end of each accounting period. These reserves are estimates, involving actuarial projections at a given time, of what the Company's property and casualty insurance subsidiaries expect the ultimate settlement and administration of claims will cost based on facts and circumstances then known, predictions of future events, estimates of future trends in claims severity and judicial theories of liability, legislative activity and other factors. The inherent uncertainties of estimating reserves are greater for certain types of property and casualty insurance lines, particularly workers' compensation, where a longer period of time may elapse before a definitive determination of ultimate liability may be made, and environmental liability, where the technological, judicial and political climates involving these types of claims are changing.

   The Company's property and casualty insurance subsidiaries regularly review reserving techniques, reinsurance and overall reserve adequacy. Based upon (i) review of historical data, legislative enactments, judicial decision, legal developments in imposition of damages, changes in political attitudes and trends in general economic conditions; (ii) review of per claim information; (iii) historical loss experience of the property and casualty insurance subsidiaries and the industry; and (iv) the relatively short-term nature of most of its property and casualty insurance policies, management believes that adequate provision has been made for reserves. However, establishment of appropriate reserves is an inherently uncertain process involving estimates of future losses and there can be no certainty that currently established reserves will prove adequate in light of subsequent actual experience. These estimates are regularly reviewed and revised.


Sensitivity to Interest Rates Relative to Life Insurance Subsidiaries

   The Company's life insurance subsidiaries are exposed to risk of disintermediation and reduction in interest spread or profit margins when interest rates fluctuate. Bond calls, mortgage prepayments, contract surrenders and withdrawals of life insurance policies, annuities and guaranteed investment contracts are influenced by the interest rate environment. Since the Company's life insurance subsidiaries' general account investment portfolios consist primarily of fixed income assets, the investment portfolio market value and the yields on newly invested and reinvested assets vary depending on interest rates. Management attempts to mitigate any negative impact of interest rate changes through asset/liability management, product design, management of crediting rates, use of hedging techniques, relatively high surrender charges and management of mortality charges and dividend scales with respect to its in force life insurance policies.


Sensitivity to Equity Markets Relative to Life Insurance Subsidiaries

   The Company's life insurance subsidiaries are exposed to risk of reduced variable product assets, fewer deposits and lower related fee income, and increased surrenders that may result from equity market declines. In addition, a decrease in variable product assets may result in the expectation of reduced future profit margins, which could require the Company to accelerate the amortization of deferred policy acquisition costs.


Liquidity

   AFC is dependent on its insurance subsidiaries for cash flows. As such, the Company is exposed to risk of decreased cash flows due to changes in its subsidiaries ability to generate sufficient cash inflows from new or existing customers or from increased cash outflows. Cash outflows may result from claims activity, surrenders, lapses or changes in asset values due to fluctuations in the investment markets. In addition, a shortage of available cash could limit the Company's ability to generate product sales (deposits), as most life and annuity sales require immediate cash payments to agents, brokers or other producers.

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Losses Due to Foreign Currency Fluctuations

   A portion of the Company's investments consists of securities denominated in foreign currencies. The Company also holds trust obligations backed by funding agreements denominated in foreign currencies. The Company's operating results are exposed to changes in exchange rates between the U.S. dollar and various foreign currencies. Management attempts to mitigate any negative impact from foreign currency fluctuations by entering into foreign exchange swap contracts and compound foreign currency/interest rate swap contracts.


Uncertainty Regarding Accident and Health Assumed Reinsurance Pool Business

   The Company believes that notwithstanding the losses incurred by the accident and health assumed reinsurance business during the past several years, the Company's reserves appropriately reflect both current claims and unreported losses. However, due to the inherent volatility in this business, possible issues related to the enforceability of reinsurance treaties in the industry and to its recent history of increased losses, there can be no assurance that the Company's current reserves are adequate or that the Company will not have losses in the future. Although AFC has discontinued participation in these reinsurance pools, the Company may become subject to claims related to prior years. AFC's operating results and financial position may be harmed from liabilities resulting from any such claims.


Regulatory, Surplus, Capital, Rating Agency and Related Matters

   Insurance companies are subject to supervision and regulation by the state insurance authority in each state in which they transact business. Such supervision and regulation relate to numerous aspects of an insurance company's business and financial condition, including limitations on the authorization of lines of business, underwriting limitations, the setting of premium rates, the establishment of standards of solvency, the licensing of insurers and agents, concentration of investments, levels of reserves, the payment of dividends, transactions with affiliates, changes of control and the approval of policy forms. Such regulation is concerned primarily with the protection of policyholders.

   State regulatory oversight and various proposals at the federal level (including the proposed adoption of a federal regulatory framework for insurance companies) may in the future adversely affect the Company's ability to sustain adequate returns in certain lines of business. In recent years, the state insurance regulatory framework has come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are reexamining existing laws and regulations, and as a condition to accreditation have required the adoption of certain model laws which specifically focus on insurance company investments, issues relating to the solvency of insurance companies, risk-based capital ("RBC") guidelines, interpretations of existing laws, the development of new laws, and the definition of extraordinary dividends.

   The capacity for an insurance company's growth in premiums is in part a function of its statutory surplus. Maintaining appropriate levels of statutory surplus, as measured by state insurance regulators, is considered important by state insurance regulatory authorities and the private agencies that rate insurers' claims-paying abilities and financial strength. Failure to maintain certain levels of statutory surplus could result in increased regulatory scrutiny, action by state regulatory authorities or a downgrade by the private rating agencies.

   The NAIC uses a system for assessing the adequacy of statutory capital for life and health insurers and property and casualty insurers. The system, known as risk-based capital, is in addition to the states' fixed dollar minimum capital and other requirements. The system is based on risk-based formulas (separately defined for life and health insurers and property and casualty insurers) that apply prescribed factors to the

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various risk elements in an insurer's business to report a minimum capital requirement proportional to the amount of risk assumed by the insurer.

   Management believes that its ratings are important factors in marketing the products of its insurance companies to its agents and customers, since rating information is broadly disseminated and generally used throughout the industry. Insurance company ratings are assigned to an insurer based upon factors relevant to policyholders and are not directed toward protections of investors. Such ratings are neither a rating of securities nor a recommendation to buy, hold or sell any security. Further downgrades may have a material adverse effect on the Company's business and prospects.


State Guaranty Funds, Shared Markets Mechanisms and Pooling Arrangements

   All fifty states of the United States have insurance guaranty fund laws requiring all life and health and property and casualty insurance companies doing business within the state to participate in guaranty associations, which are organized to pay contractual obligations under insurance policies issued by impaired or insolvent insurance companies. These associations levy assessments (up to prescribed limits) on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired or insolvent insurer is engaged. Mandatory assessments by state guaranty funds are used to cover losses to policyholders of insolvent or rehabilitated companies and can be partially recovered through a reduction in future premium taxes in many states. These assessments may increase in the future depending upon the rate of insolvencies of insurance companies.

   In addition, as a condition to the ability to conduct business in various states, the Company's property and casualty insurance subsidiaries are required to participate in mandatory property and casualty shared market mechanisms or pooling arrangements, which provide various insurance coverages to individuals or other entities that otherwise are unable to purchase such coverage voluntarily provided by private insurers. The Company cannot predict whether its participation in these shared market mechanisms or pooling arrangements will provide underwriting profits or losses to the Company.


Competition

   The Company's business is composed of three principal segments: Risk Management, Allmerica Financial Services, and Allmerica Asset Management. Each of these industry segments, in general, is highly competitive. The Company's products and services compete not only with those offered by insurance companies, but also with products offered by other financial institutions. In all of its segments, many of the Company's competitors are larger and have greater financial, technical, and operating resources than those of the Company. In addition, the Company may face additional competition from banks and other financial institutions since prior regulatory prohibitions on the ability of such institutions to directly or indirectly engage in the insurance business have been repealed.


Retention of Key Executives

   The future success of the Company will be affected by its continued ability to attract and retain qualified executives. The Company's success is dependent in large part on John F. O'Brien, the loss of whom could adversely affect the Company's business. The Company does not have an employment agreement with Mr. O'Brien or any of its key executives.


Retention of Variable Products Relationships

   The future sale of variable products will be affected by the Company's ability to recruit new or retain existing career agents, wholesalers, broker-dealers, partnership and other distribution relations.

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Competition for such relationships is intense. The success of the variable products line is highly dependent on these relationships and deterioration in them could adversely affect future sales and surrender activities. Sales of annuity products are particularly dependent on the relationship with Zurich-Kemper.


Federal Income Tax Legislation

   Currently, under the Code, holders of certain life insurance and annuity products are entitled to tax-favored treatment on these products. For example, income tax payable by policyholders on investment earnings under certain life insurance and annuity products is deferred during the product's accumulation period and is payable, only when the insurance or annuity benefits are actually paid or to be paid.

   In the past, legislation has been proposed that would have curtailed the tax-favored treatment of the life insurance and annuity products offered by the Company. These proposals were not enacted; however, such proposals or similar proposals are, from time to time considered by Congress, the Treasury Department or other federal agencies. If these or similar proposals directed at limiting the tax-favored treatment of life insurance policies and annuity contracts were enacted, market demand for such products offered by the Company would be adversely affected.

   Several legislative proposals are currently under consideration by Congress that could modify or repeal the existing estate tax laws. If these or similar proposals were enacted, the market demand for some of the Company's life products could be adversely affected. The Company cannot predict the impact of such changes in tax law.


Sales Practices

   A number of civil jury verdicts have been returned against life and health insurers in the jurisdictions in which the Company does business involving the insurers' sales practices or disclosures, alleged agent misconduct, failure to properly supervise agents, and other matters. Some of the lawsuits have resulted in the award of substantial judgements against the insurer, including material amounts of punitive damages. In some states, juries have substantial discretion in awarding punitive damages in these circumstances. The Company and its subsidiaries, from time to time are involved in such litigation. Although the outcome of any litigation cannot be predicted with certainty, to date, no such lawsuit has resulted in the award of any material amount of damages against the Company for which the Company has not established appropriate reserves.

   Sales of variable life insurance and annuity products are subject to regulation by the Securities and Exchange Commission ("SEC"), NASD Regulation, Inc. ("NASDR") and various other federal, state and self-regulatory agencies. Recently, the SEC, NASDR and various other agencies have increased scrutiny of sales practices relating to the sales of variable life insurance and annuity products, particularly bonus annuity products, including in the areas of suitability and replacements. Such increased scrutiny and accompanying adverse publicity could negatively impact sales activities.

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